PRESS RELEASE

Klondex Increases Mineral Resource Estimate at Midas

Highlights of the mineral resource update includes:
    - Increased total M&I AuEq ounces to 526k oz
    - Increased Inferred AuEq ounces to 287k oz
    - Increased M&I grade to 0.47 opt AuEq
    - Mineralization located near current mine workings

Vancouver, BC – September 30, 2014 – Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) (“Klondex” or the “Company”) reports an update to the mineral resource estimate at its 100%- owned Midas underground gold mine in Nevada (see TABLE 1 below). The majority of the updated mineral resource occurs within close proximity to the current mine workings, in previously mined veins including the Colorado Grande, Discovery and Snow White Veins as well as the Gold Crown and 905 Veins (See FIGURE 1). The technical report, with an effective date of August 31, 2014, is to be prepared by Practical Mining, LLC (“Practical Mining”) and will be posted on the Klondex website (www.klondexmines.com) and SEDAR (www.sedar.com) within 45 days of the date of this news release.

Category	Au g/t	Au opt	Ag g/t	Ag opt	AuEq g/t	AuEq opt	AuEq koz	Au koz	Ag koz	kton	Cut-off Grade Thickness
Mineral Resources at $1,200/oz Au and $19/oz Ag
Measured	15.1	0.440	253.8	7.401	19.0	0.555	195	155	2,605	352	10 m g/t
Indicated	11.9	0.349	186.5	5.440	14.8	0.433	331	267	4,161	765	10 m g/t
M&I	12.9	0.377	207.7	6.058	16.2	0.471	526	421	6,765	1,117	10 m g/t
Inferred	9.6	0.280	119.3	3.480	11.5	0.334	287	241	2,988	858	10 m g/t
Mineral Resources Sensitivity at $800/oz Au and $12.76/oz Ag
Measured	19.4	0.567	285.3	8.320	23.9	0.696	168	137	2,010	242	15 m g/t
Indicated	15.8	0.461	212.7	6.205	19.1	0.557	262	217	2,914	470	15 m g/t
M&I	19.0	0.497	237.4	6.924	20.7	0.604	430	354	4,924	711	15 m g/t
Inferred	13.7	0.400	136.3	3.976	15.8	0.462	195	169	1,675	421	15 m g/t
Notes to Table 1:
1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

3.	Gold and silver recoveries are 94% and 92%, respectively.

Paul Huet, Klondex President and CEO stated, "As a result of our initial drilling at Midas, we are starting to unlock Midas’ potential value. Within the first seven months of purchasing the Midas Mine, we have increased the gold equivalent grade and the total gold equivalent ounces in the mineral resource estimate. This is a major accomplishment for Klondex. The new mineral resource estimate underscores the flexibility of this deposit at lower metal prices. This is just the beginning of our exploration and development at Midas. There are many planned targets that we intend to follow up on over the next 18 months. The Northern Nevada Rift, host to both Fire Creek and Midas, is a unique district to operate in, based on its gold grades and its exploration opportunities.”

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

The Midas mineral resource is contained within sixteen distinct veins, defined by drilling from both surface and underground, and by underground mining. The new mineral resource estimate, with an effective date of August 31, 2014, is based on 4,149 drill holes totaling 698,000 m (2.29 million ft) and includes data from 76 new drill holes totaling 12,594 m (41,321 ft), completed by Klondex since acquiring the property earlier this year to August 31, 2014. In addition to the drilling, the mineral resource estimate also utilizes 18,456 channel samples including 749 samples taken by Klondex. The updated mineral resource estimate was calculated using a 10 meters g/t gold equivalent cut-off and includes depletion and sterilization.

Two of the major drivers for increasing the mineral resources are: 1) the ability of Klondex to mine narrower veins with lower waste dilution compared to previous production and 2) positive 2014 drilling results in the remnant areas, which have driven technical evaluation of all historically mined veins at Midas. Since beginning operations in 1998, the Midas Mine has produced over two million ounces of gold and twenty-seven million ounces of silver.

Mineral Resource Assumptions
Classification of the mineral resource as measured, indicated or inferred was done based on the number of drill and channel sample composites used and the average distance from the block to the composites. For measured mineral resources, a block must have used five composites with an average distance less than 50 feet. For indicated mineral resources, a block must have used two composites within less than 100 feet, and inferred mineral resources must have two composites within 200 feet. The search orientation ellipse was maintained approximately parallel to each vein. Gold and silver values were estimated independently.

All new drill core was assayed by American Assay Laboratories (AAL) of Sparks (an independent laboratory) using fire assay with ICP finish. Samples with values greater than 10 ppm Au or 100 ppm Ag were re-assayed using fire assay with gravimetric finish assay methods. Channel samples were analyzed by Newmont’s Twin Creeks, Dave Francisco Labs of Fallon and the Pinson lab using fire assay with gravimetric finish.

Channel samples are collected across the mining face after each round. Three samples are normally taken to represent the face. The geologist begins by chipping material from the face beginning at the left rib and continuing to the left margin of the vein. The second sample is taken across the vein, and the third sample is collected from beyond the right margin of the vein to the right rib. In the event of multiple veins or other visually-identified mineralization zones, the geologist takes additional samples as necessary to characterize the face with appropriate resolution. A blank is inserted into the channel sample stream at least once per shift.

Pursuant to drill sampling protocol, experienced staff identifies the mineralized intervals. Samples are taken across the mineralized interval, beginning and ending in waste beyond the margins of the interval. Samples are collected throughout the mineralized interval, consuming the whole core, with the goal of obtaining the best possible characterization of the interval. Minimum sample length is 0.8 feet and maximum sample length is 5 feet for NQ size core. A standard or blank is inserted in the sample stream every 25 samples with a minimum of 2 QAQC samples per hole.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person
Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the magnitude and the quality of the Midas project, statements regarding the estimation of mineral resources and the potential delineation of additional mineral resources through further exploration at the Midas project, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forwardlooking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com